1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2025
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Limited
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu 300-096, Taiwan
Republic of China
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Limited

Date: July 10, 2025	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC June 2025 Revenue Report

HSINCHU, Taiwan, R.O.C. – July 10, 2025 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for June 2025: On a consolidated basis, revenue for June 2025 was approximately NT$263.71 billion, a decrease of 17.7 percent from May 2025 and an increase of 26.9 percent from June 2024. Revenue for January through June 2025 totaled NT$1,773.05 billion, an increase of 40.0 percent compared to the same period in 2024.

TSMC June Revenue Report (Consolidated):
							(Unit:NT$ million)

Period	June 2025	May 2025	M-o-M Increase (Decrease) %	June 2024	Y-o-Y Increase (Decrease) %	January to June 2025	January to June 2024	Y-o-Y Increase (Decrease) %
Net Revenue	263,709	320,516	(17.7)	207,869	26.9	1,773,046	1,266,154	40.0

TSMC Spokesperson:	TSMC Media Contacts
Wendell Huang Senior Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: press@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.7126541 Mobile: 886-978-111-503 E-Mail: press@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for June 2025 (“Current Month”).
Note: “Outstanding” herein means the outstanding balance at the end of Current Month; and “Cumulative” herein represents the accumulated amounts from the beginning of this year till the end of Current Month.
1. Revenue (in NT$ thousands)

Period	Items	2025	2024
June	Net Revenue	263,708,978	207,868,693
Jan. ~ June	Net Revenue	1,773,045,533	1,266,154,378
2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount approved by the Board of Directors	Outstanding amount
TSMC China*	102,591,458	26,955,260	13,835,960
TSMC Development**	31,342,911	1,749,240	1,749,240
* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
** The borrower is TSMC Washington, a wholly-owned subsidiary of TSMC.
3. Endorsements and guarantees (in NT$ thousands)

Guarantor	Limit of guarantee	Amount approved by the Board of Directors	Outstanding amount
TSMC*	1,825,665,032	2,426,001	2,426,001
TSMC**		218,655,000	218,655,000
TSMC***		437,140,253	318,703,845
* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.
** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.
*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1)Derivatives not applying hedge accounting.
‧TSMC

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	113,262,856
	Mark to Market of Outstanding Contracts	1,541,719
	Cumulative Unrealized Profit/Loss	1,967,655
Expired Contracts	Cumulative Notional Amount	595,797,776
	Cumulative Realized Profit/Loss	6,542,829
Equity price linked product (Y/N)		N
‧TSMC China

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	2,406,357
	Mark to Market of Outstanding Contracts	1,881
	Cumulative Unrealized Profit/Loss	1,921
Expired Contracts	Cumulative Notional Amount	3,392,654
	Cumulative Realized Profit/Loss	(5,087)
Equity price linked product (Y/N)		N
‧TSMC Nanjing

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	6,941,038
	Mark to Market of Outstanding Contracts	5,557
	Cumulative Unrealized Profit/Loss	5,930
Expired Contracts	Cumulative Notional Amount	10,048,792
	Cumulative Realized Profit/Loss	(4,355)
Equity price linked product (Y/N)		N

‧Japan Advanced Semiconductor Mfg., Inc.

		Forward
Margin Payment		-
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	8,060,093
	Mark to Market of Outstanding Contracts	(37,978)
	Cumulative Unrealized Profit/Loss	(232,437)
Expired Contracts	Cumulative Notional Amount	67,893,456
	Cumulative Realized Profit/Loss	(528,811)
Equity price linked product (Y/N)		N
(2)Derivatives applying hedge accounting.
‧TSMC Global

		Future
Margin Payment		(11,341)
Premium Income (Expense)		-
Existing Contracts	Outstanding Notional Amount	221,570
	Mark to Market of Outstanding Contracts	(2,384)
	Cumulative Unrealized Profit/Loss	(13,725)
Expired Contracts	Cumulative Notional Amount	8,413,844
	Cumulative Realized Profit/Loss	(25,890)
Equity price linked product (Y/N)		N